Filed by J.P. Morgan Exchange-Traded Fund Trust
pursuant to Rule 425 Under the Securities Act of 1933
Subject Companies: JPMorgan Trust I (File No. 811-21295) and JPMorgan Trust IV (File No. 811-23117)

JPMORGAN TRUST I

J.P. Morgan Municipal Bond Funds

JPMorgan California Tax Free Bond Fund

JPMorgan New York Tax Free Bond Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated July 1, 2025, as supplemented

J.P. Morgan U.S. Equity Funds

JPMorgan U.S. GARP Equity Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated November 1, 2025, as supplemented

JPMORGAN TRUST IV

J.P. Morgan Income Funds

JPMorgan Preferred and Income Securities Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated November 1, 2025, as supplemented

(All Share Classes)

(each a “Fund” and collectively, the “Funds”)

Supplement dated February 17, 2026

to the current Summary Prospectuses, Prospectuses and Statements of Additional Information, as supplemented

At a meeting held on February 10-12, 2026, each of the Boards of Trustees of JPMorgan Trust I and JPMorgan Trust IV (together, the “Board”) approved, on behalf of the applicable Funds that it oversees, the Reorganization (as defined below) of each Fund into an exchange-traded fund (“ETF”), which will continue to be managed by J.P. Morgan Investment Management Inc. (“JPMIM”). The Board, including all of the Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Funds, determined, with respect to each Reorganization, that participation in the Reorganization is in the best interests of the Fund and the interests of existing shareholders of the Fund will not be diluted as a result of the Reorganization.

Each Fund will be reorganized into an ETF through the reorganization of the Fund into a newly created ETF (each, an “Acquiring Fund”), each of which is a series of J.P. Morgan Exchange-Traded Fund Trust. Following the reorganizations, each Fund will be liquidated (each such reorganization and liquidation, a “Reorganization”). The table below sets forth each of the Acquiring Funds and the anticipated schedule for each Reorganization:

Fund	Acquiring Fund	Proposed Reorganization Date
JPMorgan California Tax Free Bond Fund	JPMorgan California Tax Free Bond ETF	June 12, 2026
JPMorgan New York Tax Free Bond Fund	JPMorgan New York Tax Free Bond ETF	June 12, 2026
JPMorgan U.S. GARP Equity Fund	JPMorgan Fundamental Data Science Large Growth ETF	July 10, 2026
JPMorgan Preferred and Income Securities Fund	JPMorgan Preferred and Income Securities ETF	July 10, 2026

SUP-CONV-MF-226

Each new ETF will be managed in a substantially similar manner as the current mutual funds except for JPMorgan Fundamental Data Science Large Growth ETF as described below:

The JPMorgan Fundamental Data Science Large Growth ETF will have the same objective and fundamental investment policies as the current mutual fund, but its investment process will be changed from a fundamental bottom-up approach to a fundamental data science approach and the portfolio management team will change. In addition, in order to meet the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the new ETF will have a new 80% policy as follows:

Under normal circumstances, the Fund invests at least 80% of its Assets in equity investments of large capitalization growth companies. “Assets” means net assets, plus the amount of borrowings for investment purposes. The Fund generally defines large capitalization companies as those with a market capitalization similar to those within the universe of the Russell 1000® Growth Index at the time of purchase. As of the reconstitution of the Russell 1000 Growth Index on January 30, 2026, the market capitalization of the companies in the index ranged from $28.5 million to $4.1 trillion at the time of purchase. For purposes of this policy, growth companies are those that the adviser believes have growth potential compared to companies in the U.S. market more broadly, based on one or more or the following factors: projected future revenue growth, projected future earnings growth, historical revenue growth or historical earnings growth.

Additionally, effective July 1, 2026, JPMorgan Preferred and Income Securities Fund will declare dividends of investment income, if any, monthly, rather than daily. JPMorgan Preferred and Income Securities ETF will declare dividends of investment income, if any, monthly. In connection with the adviser’s management of distributions throughout the year to help minimize fluctuations in monthly dividends, the Fund may not distribute all of its net investment income on a monthly basis and may also distribute gains more frequently.

JPMIM believes that the Reorganizations will provide multiple benefits for investors of the Funds. Expenses of each Acquiring Fund are expected to be lower than the net expenses of each share class of its corresponding Fund. These lower expenses will be in place for at least three years from the closing date of each Reorganization. Other benefits of the ETF structure include additional trading flexibility, increased portfolio holdings transparency and potential enhanced tax efficiency.

Each Reorganization will be conducted pursuant to an Agreement and Plan of Reorganization and Liquidation (each, a “Plan”). Each Reorganization is structured to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, as amended. Accordingly, shareholders of a Fund generally will not recognize a taxable gain (or loss) for U.S. federal income tax purposes as a result of a Reorganization (except with respect to cash received as described below). It is expected, however, that JPMorgan U.S. GARP Equity Fund will distribute capital gains to shareholders in taxable distributions prior to its Reorganization. This is because many existing shareholders are expected to redeem their shares as they are held in retirement plans that cannot accommodate ETFs. As a result, JPMorgan U.S. GARP Equity Fund shareholders may be required to pay more taxes, or pay taxes sooner, than they would have been required to absent the Reorganization.

In connection with the Reorganizations, shareholders of each Fund will receive ETF shares of the corresponding Acquiring Fund equal in value to the number of shares of the Fund they own, including a cash payment in lieu of fractional shares of the corresponding Acquiring Fund, which cash payment may be taxable.

Importantly, in order to receive shares of an Acquiring Fund as part of a Reorganization, Fund shareholders must hold their shares of a Fund through a brokerage account that can accept shares of an ETF (the corresponding Acquiring Fund). If Fund shareholders do not hold their shares of a Fund through that type of brokerage account, they will not receive shares of an Acquiring Fund as part of a Reorganization. For Fund shareholders that do not currently hold their shares of a Fund through a brokerage account that can hold shares of an Acquiring Fund, please see the Q&A that follows for additional actions that such Fund shareholders must take to receive shares of an Acquiring Fund as part of a Reorganization. No further action is required for Fund shareholders that hold shares of a Fund through a brokerage account that can hold shares of an Acquiring Fund.

Completion of each Reorganization is subject to a number of conditions under each respective Plan, but shareholders of the Fund are not required to approve the Reorganization. Existing Fund shareholders will receive an information statement/prospectus describing in detail both the Reorganizations and the Acquiring Funds, and summarizing the Board’s considerations in approving the Reorganizations.

Now that the Reorganizations have been approved, the actions described in the Supplement dated December 9, 2025 as being contingent upon Board approval will become effective on March 1, 2026. These actions include the following:

1.	Class A and Class C Shares of the Funds will be publicly offered only on a limited basis.

2.	New accounts may no longer be established directly through JPMorgan Distribution Services, Inc. (the “Distributor”).

3.	No contingent deferred sales charge will be imposed on redemptions of the Class A or Class C Shares of the Funds.

4.	No sales charge will be imposed on purchases of Class A Shares of the Funds.

5.	No finders’ fees or upfront commissions will be paid to financial intermediaries on Class A or Class C Shares of the Funds.

6.	Any current Letter of Intent under which Class A Shares of a Fund were purchased will be considered completed.

7.	Distribution (Rule 12b-1) Fees on all applicable Fund share classes will be waived.

In anticipation of each Reorganization, purchase orders, exchange orders, and redemption orders will only be accepted by the Funds until the dates indicated below:

Fund	Final Date to Purchase Fund Shares or Exchange Shares of Another J.P. Morgan Mutual Fund for Fund Shares	Final Date to Redeem Fund Shares or Exchange Fund Shares for Shares of Another J.P. Morgan Mutual Fund
JPMorgan California Tax Free Bond Fund	June 10, 2026	June 11, 2026
JPMorgan New York Tax Free Bond Fund	June 10, 2026	June 11, 2026
JPMorgan U.S. GARP Equity Fund	July 8, 2026	July 9, 2026
JPMorgan Preferred and Income Securities Fund	July 8, 2026	July 9, 2026

IMPORTANT NOTICE ABOUT YOUR FUND ACCOUNT

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your shareholder account prior to the Reorganizations in order to receive shares of an Acquiring Fund.

Q. What types of shareholder accounts can receive shares of an Acquiring Fund as part of a Reorganization?

A. If you hold your shares of a Fund in a brokerage account that permits you to purchase securities traded in the stock market, such as ETFs or other types of stocks, then you will be eligible to receive shares of an Acquiring Fund in a Reorganization. No further action is required.

Q. What types of shareholder accounts cannot receive shares of an Acquiring Fund as part of a Reorganization?

A. The following account types cannot hold shares of ETFs:

Non-Accommodating Brokerage Accounts. If you hold your shares of a Fund in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares.

Non-Accommodating Retirement Accounts. If you hold your shares of a Fund through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the applicable Reorganization or, if applicable, your financial intermediary may transfer your investment in a Fund to a different investment option prior to the Reorganization.

Fund Direct Accounts. If you hold your shares of a Fund in an account directly with the Fund at its transfer agent, SS&C GIDS, Inc. (formerly, DST Asset Manager Solutions, Inc.) (a “fund direct account”), you should transfer your shares of the Fund to a brokerage account that can accept shares of the corresponding Acquiring Fund prior to the Reorganization. For this purpose, a fund direct account includes a fund direct IRA. If you hold your shares of a Fund through a fund direct IRA and do not take action prior to the Reorganization, your Fund shares will be exchanged for Morgan Shares of JPMorgan U.S. Government Money Market Fund equal in value to the net asset value (“NAV”) of your Fund shares. You have a fund direct account if you receive quarterly account statements directly from the Fund and not from a third-party broker-dealer.

If you are unsure about the ability of your account to accept shares of an Acquiring Fund, please call 1-800-480-4111 or contact your financial advisor or other financial intermediary.

Q. How do I transfer my Fund shares from a fund direct account to a brokerage account that will accept Acquiring Fund shares?

A. Transferring your shares from a fund direct account to a brokerage account that can accept shares of an Acquiring Fund should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with a Fund into your brokerage account. Also inform your broker that such an account will need to be set up to accept shares of an ETF, such as an Acquiring Fund. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

We suggest you provide your broker with a copy of your quarterly statement from the Fund. Your broker will require your account number with the Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Funds’ transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

Q. How do I transfer my Fund shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund shares?

A. The broker where you hold your Fund shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker right away to make the necessary changes to your account.

Q. What will happen if I do not have a brokerage account that can accept Acquiring Fund shares at the time of the Reorganizations?

A. In order to receive shares of an Acquiring Fund as part of a Reorganization, you must hold your shares of a Fund through a brokerage account that can accept shares of an ETF (the corresponding Acquiring Fund) on the closing date of the Reorganization.

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Non-Accommodating Brokerage Accounts. If you hold your shares of a Fund in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Fund shares.

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Non-Accommodating Retirement Accounts. If you hold your shares of a Fund through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the applicable Reorganization or, if applicable, your financial intermediary may transfer your investment in a Fund to a different investment option prior to the Reorganization.

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Fund Direct Accounts. If you hold your shares of a Fund in a fund direct account, you should transfer your shares of the Fund to a brokerage account that can accept shares of the corresponding Acquiring Fund prior to the Reorganization. If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Fund shares.

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Fund Direct IRA. If you hold your shares of a Fund through a fund direct IRA and do not take action to transfer your investment in a Fund to a different investment option prior to the Reorganization, your Fund shares will be exchanged for Morgan Shares of JPMorgan U.S. Government Money Market Fund equal in value to the NAV of your Fund shares.

In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses and may also be subject to tax. It may take time for you to receive your cash. Please consult with your financial intermediary for more information on the impact that the Reorganization will have on you and your investments.

Q. What if I do not want to own shares of an Acquiring Fund?

A. If you do not want to receive shares of an Acquiring Fund in connection with a Reorganization, you can exchange your Fund shares for shares of another J.P. Morgan mutual fund that is not participating in a Reorganization or redeem your Fund shares. Prior to doing so, however, you should consider the tax consequences associated with either action. Redemption of your Fund shares will be a taxable event if you hold your shares in a taxable account. The last date to redeem your shares or exchange them into another J.P. Morgan mutual fund prior to each Reorganization is listed below:

Fund	Final Date to Redeem Fund Shares or Exchange Fund Shares for Shares of Another J.P. Morgan Mutual Fund
JPMorgan California Tax Free Bond Fund	June 11, 2026
JPMorgan New York Tax Free Bond Fund	June 11, 2026
JPMorgan U.S. GARP Equity Fund	July 9, 2026
JPMorgan Preferred and Income Securities Fund	July 9, 2026

These dates may change if the closing date of a Reorganization changes. Any changes to a closing date of a Reorganization will be communicated to shareholders.

In connection with the Reorganizations discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders of the Funds unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganizations. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE

SUMMARY PROSPECTUSES, PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION FOR FUTURE REFERENCE